14103

UF 7-30-03


03051790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL
RECEIVED
PROCESSING
2003
WASH. D.C.
SECTION

SEC FILE NUMBER
8-35997

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE

Information Required of Brokers and Dealer Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Yankee Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Broadhollow Road, Suite 121
(No. and Street)

Melville	NY	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard F. Kresge — (631) 424-6900
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Actis-Grande, Ronan & Company, LLC
(Name – *if individual, state last, first, middle name*)

30 Main Street, Suite 500	Danbury	CT	06810
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

AN OATH OR AFFIRMATION

I, Richard F. Kresge, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Yankee Financial Group, Inc. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

President
____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

YANKEE FINANCIAL GROUP, INC.

Financial Statements and Supporting Schedule
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

for the year ended December 31, 2002

30 Main Street, Suite 500, Danbury, CT 06810-3047
Tel: (203) 797-0056 / Fax: (203) 778-9623
www.AGRCO.com

Actis-Grande, Ronan & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Directors and Shareholders:
Yankee Financial Group, Inc.

We have audited the accompanying statement of financial condition of Yankee Financial Group, Inc. as of December 31, 2002 and the related statements of operations, changes in shareholders' equity and accumulated deficit, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yankee Financial Group, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Actis-Grande, Ronan & Company, LLC

February 25, 2003

YANKEE FINANCIAL GROUP, INC.
Statement of Financial Condition
December 31, 2002

ASSETS:		
Cash and cash equivalents	$	16,433
Commissions receivable		100,319
Cash deposits with clearing organization		195,074
Securities owned		96,868
Total assets	$	408,694
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Accounts payable and accrued expenses	$	68,842
Commissions payable		50,245
Accrued settlement with former officer		130,000
Cash advances from shareholder		9,900
Accrued interest on subordinated shareholder note		23,199
Shareholder note payable		3,959
Total		286,145
Subordinated shareholder note payable		30,236
Common stock, no par value; authorized, 5,000 shares; issued and outstanding, 105 shares		133,444
Additional paid-in capital		608,228
Accumulated deficit		(649,359)
Total shareholders' equity		92,313
Total liabilities and shareholders' equity	$	408,694

The accompanying notes are an integral part of the financial statements.

YANKEE FINANCIAL GROUP, INC.
Statement of Operations
for the year ended December 31, 2002

Revenues:	
Commissions	$ 2,002,151
Interest and other income	2,166
Total revenues	2,004,317
Expenses:	
Operating expenses	1,936,803
Interest	3,628
Total operating expenses	1,940,431
Income from operations	63,886
Investment losses, net	(68,081)
Net loss	$ (4,195)

The accompanying notes are an integral part of the financial statements.

YANKEE FINANCIAL GROUP, INC.
Statement of Changes in Shareholders' Equity
and Accumulated Deficit
for the year ended December 31, 2002

	Common Stock		Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount		
Balance, December 31, 2001	105	$ 133,444	$ 608,228	$ (645,164)
Additional capital contributions				
Net loss				(4,195)
Balance, December 31, 2002	105	$ 133,444	$ 608,228	$ (649,359)

The accompanying notes are an integral part of the financial statements.

YANKEE FINANCIAL GROUP, INC.
Statement of Changes in Subordinated Liabilities
for the year ended December 31, 2002

Subordinated liabilities, beginning of period	$	30,236
Issuance of subordinated shareholder note payable		-
Subordinated liabilities, end of period	$	30,236

The accompanying notes are an integral part of the financial statements.

YANKEE FINANCIAL GROUP, INC.
Statement of Cash Flows
Representing Increases (Decreases) in Cash
for the year ended December 31, 2002

OPERATING ACTIVITIES:	
Net loss	$ (4,195)
Adjustments to reconcile net income to net cash used in by operating activities:	
Net investment losses	68,081
Changes in operating assets and liabilities:	
Commissions receivable	(61,988)
Cash deposits with clearing organization	(7,008)
Accounts payable and accrued expenses	(50,592)
Accrued interest on subordinated shareholder note	3,672
Commissions payable	(58,315)
Accrued settlement with former officer	(32,500)
Net cash used in operating activities	(142,845)
INVESTING ACTIVITIES:	
Purchase of securities	(88,700)
Cash proceeds from sale of securities	45,000
Security deposits and other assets	3,382
Net cash used in investing activities	(40,318)
FINANCING ACTIVITIES	
Repayment of shareholder advance	(20,600)
Net decrease in cash and cash equivalents	(203,763)
Cash and cash equivalents, beginning of year	220,196
Cash and cash equivalents, end of year	$ 16,433

The accompanying notes are an integral part of the financial statements.

YANKEE FINANCIAL GROUP, INC.
Notes to Financial Statements

---

1. **Nature of Business**

Yankee Financial Group, Inc. (the "Company") is a broker-dealer whose operations are limited to those of an introducing broker.

2. **Summary of Significant Accounting Policies**

Revenue Recognition

Commission revenues and expenses relating to customer transactions are recorded on a settlement date basis.

Marketable Securities

Marketable securities are valued at market as determined by the latest bid price quoted by an independent national market maker. The resulting difference between cost and market is included in income. Securities transactions of the Company are recorded on a trade-date basis. Marketable securities at December 31, 2002 consisted of common stock and municipal bonds at a cost of $428,407 and current market value $74,909.

Office Furniture and Equipment

Depreciation is provided using the straight-line method over estimated useful lives of five years.

Income Taxes

The Company is taxed as an "S" Corporation. Accordingly, no provision is made for income taxes because these taxes are the responsibility of the individual shareholders.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

2. **Summary of Significant Accounting Policies (continued)**

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. **Deposit with Clearing Organization**

The Company maintains a good faith deposits in accordance with a clearing agreement with U.S. Clearing Corporation. At December 31, 2002, these deposits were held in interest bearing cash accounts at U.S. Clearing. The clearing agreement also requires that the Company maintain a broker's blanket bond policy in the face amount of $250,000.

4. **Shareholder Note Payable**

The shareholder note payable has no fixed maturity date and requires monthly interest payments at 12% on the outstanding balance. All interest payments for 2002 were waived by the noteholder.

The cash advance from shareholder does not bear interest and is payable on demand.

5. **Subordinated Shareholder Note Payable**

The note is payable to the Company's President and principal shareholder. Interest is accrued at 12% per annum and is payable at maturity, together with principal, on July 1, 2004. The note is subordinated to the claims of the Company's general creditors and is considered part of capital for purposes of regulatory net capital requirements.

There were no cash payments for interest on this note in 2002.

6. Settlement with Former Officer

In January 2002, the Company agreed to an out-of-court settlement with a former officer with respect to unpaid commissions totaling $162,500. The Company paid $32,500 of this amount in 2002. The remaining balance is payable in five annual payments each in the amount of $26,000 through 2007.

7. Contingencies

In December 2002, two former clients of the Company filed claims to fully recover investment losses sustained while trading through a registered representative of the Company in 2002. One of the claims also seeks punitive damages. As of the date of this report, the Company had not yet retained defense counsel but intends to vigorously defend itself. The Company believes that it is probable that it has some liability with respect to these claims however, cannot reasonably estimate an amount at this early stage. Accordingly, no accrual has been made in these financial statements. The Company believes that any liabilities arising from these matters will not have a material adverse effect on its net capital.

8. Segregation Requirements

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(B) because, as an introducing broker, it clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2002

Statement Regarding SEC Rule 15c3-3

December 31, 2002

The Company is exempt from the provision of Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, in that the company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

YANKEE FINANCIAL GROUP, INC.
Schedule of Computation of Aggregate Indebtedness and Net Capital
(Pursuant to Securities and Exchange Commission Rule 15c3-1)
as of December 31, 2002

Computation of Aggregate Indebtedness:	
Liabilities included in aggregate indebtedness:	
Commissions payable, accounts payable and accrued expenses	$ 286,145
Computation of Net Capital:	
Credit items:	
Net worth:	
Common stock	$ 133,444
Additional capital contributions	608,228
Accumulated deficit	(649,359)
Subordinated shareholder note payable	30,236
Debit items:	
Other assets	-
Net capital before haircut on securities owned	122,549
Haircut on securities owned:	
Other securities	(17,041)
Undue concentration	(2,387)
Net capital	$ 103,121
Capital Requirements:	
Net capital required	$ 19,076
Net capital in excess of requirement	84,045
Net capital as above	$ 103,121
Ratio of aggregate indebtedness to net capital	2.7 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2002):	
Net capital as reported in company's Part II (unaudited) FOCUS report	$ 118,204
Net audit adjustments to accrued expenses and commissions	(15,083)
Net capital per above	$ 103,121

30 Main Street, Suite 500, Danbury, CT 06810-3047
Tel: (203) 797-0056 / Fax: (203) 778-9623
www.AGRCO.com

Actis-Grande, Ronan & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS

To the Directors and Shareholders
of Yankee Financial Group, Inc.:

In planning and performing our audit of the financial statements of Yankee Financial Group, Inc. for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Yankee Financial Group, Inc. that we considered relevant to objectives stated in rule 17a-5(g)(1), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review procedures in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or any practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not maintain customer accounts or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of

them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. This condition was considered in determining the nature, timing and extent of the audit tests to be applied in our examination of the 2002 financial statements and this report does not affect our report on these financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, as amended, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities of 1934, as amended, in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Aetis. Frank, Ronan & Company, LLC

February 25, 2003